UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December, 2023

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras starts drilling in the Equatorial Margin

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Rio de Janeiro, December 23, 2023 - Petróleo Brasileiro S.A. –Petrobras informs that it has started drilling the Pitu Oeste (RN) well today, which marks the resumption of the company's search for oil and gas in the Equatorial Margin, a region that stretches along the Brazilian coast from the state of Rio Grande do Norte to Amapá. The drilling of the well, in the BM-POT-17 concession, located 53 kilometers off the coast of Rio Grande do Norte, will take between 3 and 5 months.

Through the Pitu Oeste well, Petrobras will obtain more geological information about the area, which will allow it to confirm the extent of the oil discovery already made in 2014 in the Pitu well.

In October this year, Petrobras received an operating license from IBAMA to drill two oil and gas exploration wells in deep waters in the Potiguar Basin, on the Brazilian Equatorial Margin. Under the same environmental license, the company intends to drill the Anhangá well, in the POT-M-762 concession, located 79 km off the coast of the state of Rio Grande do Norte, next to the Pitu Oeste well.

"Petrobras intends to contribute to the socio-economic development of the region, without forgetting the importance of being part of the efforts to promote national energy security. The Equatorial Margin will be an important asset even for global sustainability," said Jean Paul Prates, president of Petrobras.

If the economic feasibility of the concession is confirmed, it will be necessary to design and develop the entire operational structure for production and a new environmental licensing process will have to be carried out specifically for the production stage.

Petrobras' Strategic Plan 2024-2028 includes an investment of US$ 3.1 billion for oil and gas exploration in the Equatorial Margin, where the company plans to drill 16 wells during this period.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 9 th Floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  December 23, 2023

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Sergio Caetano Leite

______________________________

Sergio Caetano Leite

Chief Financial Officer and Investor Relations Officer